Exhibit 99.2

UNITED UTILITIES PLC – DIRECTORS’ SHARE INTERESTS

United Utilities PLC ("the Company") announces that it has today received notification that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of £1 each on behalf of the following directors on 19 January 2004, to be held in accordance with the rules of the Company's Inland Revenue approved share incentive plan. The shares were purchased at a price of 476.50 per share.

Director	No. of Shares purchased
JOHN ROBERTS	27
SIMON BATEY	27
GORDON WATERS	27

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Further information can be obtained from Tim Rayner, Company Secretary + 44 1 925 237071.

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".